Exhibit 3.2

ARTICLES SUPPLEMENTARY

OF

SERIES B NON-VOTING PREFERRED STOCK

OF

ESQUIRE FINANCIAL HOLDINGS, INC.

Esquire Financial Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the Maryland General Corporation Law (the “MGCL”), hereby certifies as follows:

FIRST: The Corporation’s Artilces of of Incorporation (the “Charter”) authorizes the issuance of up to 2,000,000 shares of serial preferred stock, par value $0.01 per share (the “Authorized Preferred Stock”), and further authorizes the Board of Directors of the Corporation (the “Board”) by resolution or resolutions to provide for the issuance of Authorized Preferred Stock in series and to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of each such series and any qualifications, limitations or restrictions thereof; and

SECOND: On July 24, 2015, the Board adopted the following resolution authorizing the creation and issuance of a series of said Authorized Preferred Stock to be known as “Series B Non-Voting Preferred Stock”:

RESOLVED: that, pursuant to authority conferred upon the Board by Article 5 of the Articles of Incorporation of the Corporation, the Board hereby designates a new series of preferred stock and the number of shares constituting such series and fixes the powers, preferences, rights and the qualifications, limitations and restrictions relating to such series as set forth in Attachment A.

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IN WITNESS WHEREOF, the has caused these Articles Supplementary to the Articles of Incorporation to be signed in its name and on its behalf by its President and Chief Executive Officer and witnessed by its Secretary, each of whom has been duly authorized by the Board of Directors of the Corporation to execute and attest to these Articles Supplementary, this 24th day of July, 2015.

WITNESS		ESQUIRE FINANCIAL HOLDINGS, INC.

By:	/s/ Eric S. Bader	By:	/s/ Andrew C. Sagliocca
Name:	Eric S. Bader	Name:	Andrew C. Sagliocca
Title:	Secretary	Title:	President and Chief Executive Officer

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ATTACHMENT A

Articles Supplementary of

the Series B Non-Voting Preferred Stock of

Esquire Financial Holdings, Inc.

1.           Designation, Number and Rank. A series of preferred stock is hereby created out of the authorized and unissued shares of preferred stock of the Corporation. The shares of such series shall be designated as the Series B Non-Voting Preferred Stock, par value $0.01 per share (the “Series B Non-Voting Preferred Stock”). The number of shares initially constituting the Series B Non-Voting Preferred Stock shall be 157,985. The Series B Non-Voting Preferred Stock shall be subordinate and junior to all indebtedness of the Corporation and to all other series of preferred stock of the Corporation, other than any series of preferred stock the terms of which provide that such series is subordinate or junior to the Series B Non-Voting Preferred Stock in any respect, and shall rank on parity with the Common Stock of the Corporation (the “Common Stock”) with respect to the declaration and payment of dividends, except as provided in Section 2, and with respect to distributions upon the liquidation, dissolution or winding up of the Corporation.

2.           Dividends. The holders of Series B Non-Voting Preferred Stock shall be entitled to receive ratable dividends as provided herein only if and when dividends are concurrently declared and payable on the shares of Common Stock, out of any assets legally available therefor, which dividends shall be payable when, as and if declared by the Board of Directors of the Corporation; provided, that no dividend may be declared or paid on the Common Stock unless a dividend of equal amount is also concurrently declared or paid, as applicable, on the Series B Non-Voting Preferred Stock.

3.           Liquidation.

(a)          Upon the occurrence of a Liquidation Event (as defined below), the assets of the Corporation or proceeds thereof (whether capital or surplus) remaining available for distribution to stockholders of the Corporation after payment, or provision for payment, in full of all claims of creditors of the Corporation and all amounts due on any preferred stock or other securities of the Corporation that are superior and prior in rank to the Common Stock and the Series B Non-Voting Preferred Stock shall be distributed to the holders of the Common Stock and the Series B Non-Voting Preferred Stock pro rata based, respectively, on the number of shares of Common Stock outstanding at such time and the number of shares of Common Stock into which the Series B Non-Voting Preferred Stock outstanding at such time is then convertible.

(b)          For purposes of this Section 3, a “Liquidation Event” means a liquidation, dissolution or winding up of the Corporation.

4.           Voting. The Series B Non-Voting Preferred Stock shall not be entitled to vote on any matter except as required by the MGCL. As to all matters for which voting by class is

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specifically required by the MGCL, each outstanding share of Series B Non-Voting Preferred Stock shall be entitled to one vote.

5.           Mandatory Conversion.

(a)          Bank Regulatory Conversion. Each share of Series B Non-Voting Preferred Stock shall convert, automatically and without any action by any person, into one (1) fully paid and nonassessable share of Common Stock upon any transfer of such share to any person other than the Initial Holder (as defined below) or any Affiliate (as defined below) of such Initial Holder pursuant to clause (iii), (iv) or (v) of the following sentence. The shares of Series B Non-Voting Preferred Stock are not convertible into Common Stock by the Initial Holder or any Affiliate of such Initial Holder and may only be transferred by the Initial Holder or such Affiliate (i) to an Affiliate of such Initial Holder, (ii) to the Corporation, (iii) in a widespread public distribution, (iv) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Corporation, or (v) to a transferee that would control more than 50% of the voting securities of the Corporation without any transfer from the Initial Holder or any Affiliate of such Initial Holder. Notwithstanding the foregoing, the Corporation may restrict such conversion to the extent it would be inconsistent with, or in violation of, the requirements of any Regulator (as defined below) with respect to the restrictions on the transfer of the Series B Non-Voting Preferred Stock that are required in order to preserve the “non-voting” classification of the Series B Non-Voting Preferred Stock for regulatory purposes. Any such restriction shall be imposed and deemed effective immediately upon the transmittal by the Corporation of written notice to such holder specifying in reasonable detail the reason for such restriction; and in the event such notice is transmitted after the event giving rise to such automatic conversion, the restriction shall be deemed to have been imposed and effective retroactively to the time of such event, and such conversion shall be deemed not to have occurred, so long as such notice is transmitted within one hundred eighty (180) days after the event giving rise to such conversion. Such notice may be dispatched by first class mail, by electronic transmission, or by any other means reasonably designed and in good faith intended to provide prompt delivery to an executive officer (or equivalent) of, or legal counsel to, such holder.

(b)          Certain Definitions. For purposes of this Certificate of Designations and the Corporation’s Articles of Incorporation as amended hereby:

(i)          the term “Affiliate” shall mean any person or entity that directly or indirectly controls, is controlled by, or is under common control with the Initial Holder. For purposes of this definition, the term “control” means the ability, directly or indirectly, to direct or influence the direction of the management and policies of the person in question, whether such ability arises by virtue of ownership interest, contract right or otherwise. Without limiting the generality of the foregoing, a person is an Affiliate of another person if the first person (A) is an executive officer (as such term is defined in Rule 405 of the Securities Act of 1933, as amended) of the second person; (B) is a director of the second person where such second person is a corporation; (C) is a manager (or an executive officer, director, general partner or manager of an entity that is a manager) of the second person where such second person is a limited liability company; (D) is a general partner (or an executive officer, director, general partner or manager of an entity that is a general partner) of the second person where such second person is a

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partnership; or (E) directly or indirectly has or shares the power to vote, or direct the voting of, or to dispose of, or direct the disposition of, securities representing more than ten percent (10%) of the combined voting power of the securities of the second person.

(ii)         the term “Initial Holder” shall mean CJA Private Equity Financial Restructuring Master Fund I, LP, in its capacity as an entity to which the Corporation originally issued shares of Series B Non-Voting Preferred Stock.

(iii)        the term “Regulator” shall mean any of (A) the Board of Governors of the Federal Reserve System (whether acting directly or by or through the Federal Reserve Bank of New York in such bank’s regulatory capacity); (B) the Federal Deposit Insurance Corporation; (C) the Office of the Comptroller of the Currency; (D) any successor agency to any of the foregoing; or (E) any other federal regulatory authority, whether in existence as of the date hereof or hereafter established, having jurisdiction over the Corporation or its banking subsidiary.

6.           Adjustments for Certain Events.

(a)          Changes in Capitalization. In the event of any stock dividend, stock split, recombination or other similar event affecting the Common Stock, each share of Series B Non-Voting Preferred Stock shall be adjusted by multiplying such share by a fraction, (i) the numerator of which is the number of shares of Common Stock outstanding immediately after the effective time of such event (excluding for such purpose shares of Common Stock issuable upon the conversion of the Series B Non-Voting Preferred Stock but including any other securities convertible into or exchangeable for shares of Common Stock), and (ii) the denominator of which is the number of shares of Common Stock outstanding immediately prior to the effective time of such event (excluding for such purpose shares of Common Stock issuable upon the conversion of the Series B Non-Voting Preferred Stock but including any other securities convertible into or exchangeable for shares of Common Stock). For avoidance of doubt, no issuance of securities shall give rise to the adjustment set forth in this Section 6(a) unless approved by the Board of Directors of the Corporation for the purpose of affecting all shares of Common Stock (including securities convertible into or exchangeable for Common Stock) proportionately. In the event the adjustment required in this Section 6(a) would result in an unjust or disproportionate adjustment of the number of shares of Series B Non-Voting Preferred Stock, then such adjustment shall be revised to cause the result to be as nearly as possible equitable and just as among all holders of the Corporation’s capital stock.

(b)          Certain Corporate Transactions. In the event of (i) the acquisition by any person (including a group of related persons within the meaning of Rule 13d-2 of the Securities Exchange Act of 1934, as amended, whether or not such regulation shall then be applicable to the Corporation or its securities) of (A) more than fifty percent (50%) of the outstanding capital stock of the Corporation, or (B) all or substantially all of the assets of the Corporation (including without limitation the sale of more than two-thirds (2/3) of the capital stock held by the Corporation in Esquire Bank); or (ii) a merger of the Corporation with or into any person, or of any person with or into the Corporation, immediately after which the stockholders of the Corporation (as measured immediately prior to completion of the transaction) own less than a majority of the combined capital stock or membership interests of the surviving entity, then, in

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each such case, proper provision shall be made so that the holders of the Series B Non-Voting Preferred Stock shall be entitled to receive in exchange for or in respect of their shares of Series B Non-Voting Preferred Stock the same form and amount of consideration, if any, as the holders of the Common Stock receive in exchange for or in respect of their shares of Common Stock, with the amount of such consideration, if any, to be received for or in respect of each share of Series B Non-Voting Preferred Stock to be equal to the amount that would be received by a holder of the number of shares of Common Stock into which one share of Series B Non-Voting Preferred Stock would then be convertible if an event specified in Section 5 had occurred simultaneously therewith.

(c)          Certain Other Rights. In the event of the exercise by the Initial Holder or any Affiliate of any preemptive rights or anti-dilution protections, whether arising under the Articles of Incorporation, this Certificate of Designations, or by any stockholder agreement, investor rights agreement or similar instrument to which the Corporation is a party, to acquire additional shares of Common Stock or Series B Non-Voting Preferred Stock, then and in each such event the Corporation shall take such actions as may be reasonably necessary in order to adjust the number of shares of Series B Non-Voting Preferred Stock as required to enable the Initial Investor or any Affiliate to hold such stock without making application for approval or non-objection by any Regulator, including without limitation, using its reasonable best efforts to (i) amend this Certificate of Designations or the Articles of Incorporation to provide for additional shares of Series B Non-Voting Preferred Stock or shares of another class or series of preferred stock having rights, preferences and limitations identical in all material respects thereto; and (ii) amend the Articles of Incorporation to authorize additional shares of preferred stock and, to the extent necessary, additional shares of Common Stock in order to permit the conversion of the Series B Non-Voting Preferred Stock pursuant to Section 5 hereof and any other class or series of preferred stock issued pursuant hereto.

7.           Amendment. This Certificate of Designations constitutes an agreement between the Corporation and the holders of the Series B Non-Voting Preferred Stock and may be amended only by the affirmative vote of the Board of Directors of the Corporation and, in addition to any other vote of stockholders required by the MGCL, the holders of a majority of the outstanding shares of Series B Non-Voting Preferred Stock.

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